15049232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 06 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACE CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVE, 32ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL KREINDLER 212-832-2441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK GARBER SANDLER
(Name – *if individual, state last, first, middle name*)

825 THIRD AVENUE, NEW YORK, NY 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PAUL KREINDLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACE CAPITAL CORP, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PAUL B. BERGMAN
Notary Public, State Of New York
No. 02BE4906865
Qualified In Nassau County
Commission Expires Aug. 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. STATEMENT OF CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACE CAPITAL CORP.

FINANCIAL REPORT

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION FROM SECURITIES AND EXCHANGE RULE 15c3-3

DECEMBER 31, 2014

PACE CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2014

INDEX

Report of Independent Registered Public Accounting Firm

Board of Directors
Pace Capital Corp.

We have audited the accompanying statement of financial condition of Pace Capital Corp. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 ("SEC Rule 17a-5") and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule 1 required by SEC Rule 17a-5 has been subjected to audit procedures in conjunction with the audit of the Company's financial statements. Such information is the responsibility of management. Our audit procedures included determining whether such information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conforming with SEC Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2015

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

PACE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2014

ASSETS

Cash	**$**	**40,007**
Due from FINRA		**1,865**
Prepaid expenses		**1,325**
TOTAL	**$**	**43,197**

LIABILITIES

Accrued expenses	**$**	**5,260**

STOCKHOLDER'S EQUITY

Common stock - no par value; authorized 200 shares; issued and outstanding 10 shares at stated value	**$**	**5,000**
Additional paid-in capital		**24,000**
Retained earnings		**8,937**
Total stockholder's equity		**37,937**
TOTAL	**$**	**43,197**

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Commission income		**$ 10,290**
Administrative service income		**18,500**
Interest and other income		**8**
Total revenues		**28,798**
Expenses:		
Commissions	**$ 22,000**	
Dues and fees	**461**	
Audit	**3,400**	
Insurance	**386**	
Interest expense	**34**	
FINRA fine	**1,000**	**27,281**
Income before income taxes		**1,517**
Income taxes		**860**
NET INCOME		**$ 657**

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance - January 1, 2014	10	$ 5,000	$ 24,000	$ 8,280	$ 37,280
Net Income				657	657
Balance - December 31, 2014	10	$ 5,000	$ 24,000	$ 8,937	$ 37,937

The notes to financial statements are made a part hereof.

PACE CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net Income	$ 657
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Net decrease in due from FINRA	56
Net increase in prepaid expenses	(334)
Net increase in accrued expenses	1,201
Total adjustments	923
Net cash provided by operating activities - NET INCREASE IN CASH	1,580
Cash - January 1, 2014	38,427
CASH - DECEMBER 31, 2014	$ 40,007
Supplemental disclosure:	
Cash paid for income taxes	$ 859

The notes to financial statements are made a part hereof.

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies

Organization

Pace Capital Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of and fees related to three mutual fund organizations. The Company provides administrative support services to registered representatives for fees of $500 or $1,000 a month for each representative. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Cash

The Company maintains its cash at a single banking institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014, the Company has no exposure to significant cash risk.

Income Taxes

The provision for income taxes is comprised of state and local minimum taxes. At December 31, 2014, the Company has net loss carryforwards of $3,194 to offset future taxable income which may be earned through 2031.

(Continued)

NOTE A - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company has recorded a valuation allowance equal to the $480 deferred tax asset resulting from the net operating loss. The valuation allowance is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results. The Company's income tax returns have not been examined by the taxing authorities in recent years. Years ended December 31, 2011, 2012 and 2013 remain open to examination by federal, state and local tax authorities.

NOTE B - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital less deductions for nonallowable assets of $36,612, which was $31,612 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .144 to 1 at December 31, 2014.

NOTE C - Due from FINRA

As of December 31, 2014, $1,865 was being held by FINRA in their Daily Account Balance, representing payments made by the Company which may be refunded to the Company or used to pay future registration fees to FINRA.

NOTE D - Commission Income

Three funds accounted for the Company's commission income in 2014, with the largest fund accounting for 61% of the total.

NOTE E - Commission Expense

The commission expense for the year ended December 31, 2014 was paid to an officer and stockholder of the Company's parent.

NOTE F - FINRA FINE

As a result of a periodic FINRA examination, the Company was assessed a penalty for non-compliance of certain administrative FINRA rules. The $1,000 penalty was included in accrued expenses at December 31, 2014 and paid in February 2015.

SCHEDULE 1

PACE CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2014

Net Capital:		
Capital stock		**$ 5,000**
Additional paid-in capital		**24,000**
Retained earnings		**8,937**
Total stockholder's equity before nonallowable assets		**37,937**
Deductions (nonallowable assets)		
Prepaid expenses	**1,325**	
Total nonallowable assets		**(1,325)**
Net capital		**36,612**
Minimum net capital required		**5,000**
Excess net capital		**$ 31,612**
Capital Ratio:		
Aggregate indebtedness to net capital		**.144 to 1**

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in Company's Part IIA (unaudited FOCUS Report)	$37,612
Adjustment to expenses	(1,000)
Balance- December 31, 2014 (as above)	$36,612

The notes to the financial statements are made a part hereof

Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Pace Capital Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pace Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2015

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

EXEMPTION REPORT

Pace Capital Corp.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(1);
(2) The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Pace Capital Report:

I, Paul Kreindler, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Paul Kreindler